Annual Information Form of Alithya Group inc. For the year ended March 31, 2026 June 10, 2026 Exhibit 99.1

TABLE OF CONTENTS

TABLE OF CONTENTS	I	DIVIDENDS	10
GENERAL INFORMATION	2	MARKET FOR SECURITIES	10
FORWARD-LOOKING STATEMENTS	2	Trading Price and Volume	10
CORPORATE STRUCTURE	3	Normal Course Issuer Bid and Share Purchases for Cancellation	11
Name, Address and Incorporation	3	DIRECTORS AND OFFICERS	11
Intercorporate Relationships	3	Board of Directors	11
GENERAL DEVELOPMENT OF THE BUSINESS	4	Executive Officers	12
Fiscal 2026 Developments	4	Directors’ and Executive Officers’ Share Ownership	13
Fiscal 2025 Developments	4	Cease Trade Orders, Bankruptcies, Penalties or Sanctions	13
Fiscal 2024 Developments	4	Conflicts of Interest	14
DESCRIPTION OF THE BUSINESS	5	AUDIT AND RISK MANAGEMENT COMMITTEE	14
Corporate Overview	5	Relevant Education and Experience	14
Business Offerings	5	Pre-approval Policy and Procedures	14
Business Structure	6	EXTERNAL AUDITOR SERVICE FEE	15
Competitive Environment	6	LEGAL PROCEEDINGS AND REGULATORY ACTIONS	15
Strategic Business Plan	6	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	15
Clients by Market Sectors	7	TRANSFER AGENT AND REGISTRAR	15
Client Approach Philosophy	7	MATERIAL CONTRACTS	15
Sales, Marketing and Strategic Partners	7	INTERESTS OF EXPERTS	16
Human Capital	7	ADDITIONAL INFORMATION	16
Specialized Skills and Knowledge	7	APPENDIX A - AUDIT AND RISK MANAGEMENT COMMITTEE CHARTER	17
Principal Offices Locations	8
Intellectual Property	8
RISK AND UNCERTAINTIES	9
CAPITAL STRUCTURE	9
Description of Securities	9
Voting Rights	9
Rights to Dividends and Rights upon Winding-up and Dissolution	9
Conversion Rights	10
Restrictions on Transfer	10
Securities Subject to Contractual Restrictions on Transfer	10

ALITHYA - Annual Information Form i

GENERAL INFORMATION
This Annual Information Form is dated June 10, 2026. Unless otherwise indicated, all information disclosed herein is provided as at March 31, 2026, the end of Alithya’s most recently completed fiscal year. References to “Alithya”, “we”, “our”, “us”, “the Company” or similar terms refer to Alithya Group inc. and its subsidiaries, references to the “Board” refer to the board of directors of Alithya Group inc., references to “subordinate voting shares” and “multiple voting shares” refer to the Class A subordinate voting shares and the Class B multiple voting shares of Alithya Group inc., respectively, and all monetary amounts are in Canadian dollars.
FORWARD-LOOKING STATEMENTS
This Annual Information Form contains or incorporates by reference certain information and statements that may constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Forward-looking statements include all information and statements that do not exclusively relate to historical facts, as well as statements relating to management’s intentions, plans and expectations regarding the future growth, results of operations, performance and business prospects of the Company, and other information related to the Company’s business strategy and future plans or which refer to the characterizations of future events or circumstances. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “maintains,” “potential,” “should,” “project,” “target,” or similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.
Forward-looking statements contained or incorporated by reference in this Annual Information Form include, among other things, information or statements about: (i) the Company’s ability to generate sufficient earnings to support its operations; (ii) the Company’s ability to take advantage of business opportunities and meet the goals set in its three-year strategic plan; (iii) the Company’s ability to maintain and develop its business, including by broadening the scope of its service offerings, by leveraging artificial intelligence (“AI”), its geographic presence and its smart shore capabilities, its expertise, and its integrated offerings, and by entering into new contracts and penetrating new markets; (iv) the Company’s growth strategy, future operations, and prospects, including expectations regarding future revenue resulting from bookings and backlog and providing stakeholders with return on investment; (v) the Company’s ability to service its debt and raise additional capital; (vi) the Company’s estimates relating to its financial performance, including revenues, profitability, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; (vii) the Company’s ability to identify suitable acquisition targets and to successfully complete and integrate such acquisitions, including the realization of expected synergies or cost savings related thereto; and (viii) the Company’s ability to balance, meet and exceed the expectations of its stakeholders.
Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding the Company’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in the Company's forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on opinions, assumptions and estimates of management and, as such, are subject to a variety of risks, uncertainties and other factors, both general and specific, many of which are beyond the Company’s control, and which could cause actual events or results to differ materially from those estimated, projected, expressed in or implied by such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risks and Uncertainties” of the Company’s management’s discussion and analysis for the fiscal year ended March 31, 2026, incorporated by reference into this Annual Information Form under the section titled “Risks and Uncertainties”, as well as other risks and uncertainties identified or incorporated in the Company’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Additional risks, uncertainties and factors not currently known to the Company or that the Company currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.
Forward-looking statements contained or incorporated by reference in this Annual Information Form are qualified by these cautionary statements. Unless otherwise indicated, forward-looking statements contained herein are made only as of the date of this Annual Information Form and those contained in other documents incorporated by reference are made only as of the date of such other documents. The Company expressly disclaims any obligation to update or alter forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.

ALITHYA - Annual Information Form 2

CORPORATE STRUCTURE
Name, Address and Incorporation
Alithya Group inc. (formerly 9374-8572 Québec Inc.) was incorporated on March 8, 2018 under the Business Corporations Act (Québec) (the “QBCA”). The Company was created for the purpose of the business combination between Alithya Canada Inc. (formerly Alithya Group Inc.) (“Pre-IPO Alithya”), incorporated on April 2, 1992 under the Companies Act (Québec), Alithya USA, Inc. (formerly Edgewater Technology, Inc.) (“Edgewater”), a corporation incorporated on March 12, 1996 under the laws of Delaware and previously listed on the Nasdaq Stock Market LLC (“Nasdaq”), and 9374-8572 Delaware Inc. (“U.S. Merger Sub”), a corporation governed under the laws of Delaware and a wholly-owned subsidiary of the Company.
On March 15, 2018, the Company, Pre-IPO Alithya, Edgewater and U.S. Merger Sub entered into an arrangement agreement, which was amended on September 10, 2018 and October 17, 2018 (the “Arrangement Agreement”). On November 1, 2018, and pursuant to the terms of the Arrangement Agreement, among other things, (i) the Company acquired Pre-IPO Alithya, by way of a statutory plan of arrangement under the QBCA (the “Arrangement”), and (ii) U.S. Merger Sub merged with and into Edgewater, with Edgewater being the surviving corporation (the “Merger”). The Arrangement and the Merger are collectively referred to herein as the “Edgewater Transaction”. Following completion of the Edgewater Transaction, shareholders of Pre-IPO Alithya and Edgewater became shareholders of the Company, and each of Pre-IPO Alithya and Edgewater became wholly owned subsidiaries of the Company. On November 2, 2018, the Company’s subordinate voting shares commenced trading on the Toronto Stock Exchange (“TSX”) and on the Nasdaq under the symbol “ALYA”. The subordinate voting shares of the Company were subsequently voluntarily delisted from Nasdaq on February 19, 2024.
Alithya’s head and registered office is located at 700 Boulevard René-Lévesque West, Suite 400, Montréal, Québec, Canada, H3B 1X8.
Intercorporate Relationships
Below is the list of the Company’s principal subsidiaries as at March 31, 2026, each of which is directly or indirectly wholly‑owned by it. Certain subsidiaries whose total assets did not represent more than 10% of the Company’s consolidated assets or whose revenues did not represent more than 10% of the Company’s consolidated revenues as at March 31, 2026, based on the Company’s annual audited consolidated financial statements for the fiscal year ended March 31, 2026, have been omitted. These omitted subsidiaries represented as a group less than 20% of the consolidated assets and revenues of the Company as at March 31, 2026.

ENTITY	JURISDICTION	PERCENTAGE OWNERSHIP

Alithya Canada Inc.	Québec, Canada	100%
Alithya Consulting Inc.	Québec, Canada	100%
Alithya Digital Technology Corporation	Ontario, Canada	100%
Alithya Enterprise Solutions, LLC(1)	Delaware, USA	100%
Alithya Financial Solutions, Inc.	Delaware, USA	100%
Alithya France SAS	France	100%
Alithya Numérique Maroc SARLAU	Morocco	100%
Alithya USA, Inc.	Delaware, USA	100%
Alithya USA Consulting Services LLC.(2)	Delaware, USA	100%
Datum Consulting Group LLC(3)	Indiana, USA	100%
Datum Cybertech India Pvt Ltd.(3)	India	100%
DCG Team UK Limited(3)	United Kingdom	100%
eVerge Interests, Inc.	Delaware, USA	100%
eVerge Software and Technology Services Pvt Ltd.	India	100%
XRM Vision Maroc SARLAU	Morocco	100%
(1) Alithya Ranzal LLC merged with Alithya Travercent LLC, effective December 31, 2025, with Alithya Ranzal LLC being the surviving entity. Alithya Ranzal LLC was renamed Alithya Enterprise Solutions, LLC.
(2) Alithya Zero2Ten, Inc. and Vitalyst, LLC were each merged with Alithya Fullscope Solutions, Inc., effective December 31, 2025, with Alithya Fullscope Solutions, Inc. being the surviving entity in both mergers. On the same date, Alithya Fullscope Solutions, Inc. was converted into a limited liability company under the laws of the State of Delaware and renamed Alithya USA Consulting Services, LLC.
(3) On March 31, 2026, these subsidiaries were divested as part of the Datum Transaction. Please refer to the section titled “General Development of the Business – Fiscal 2026 Developments” for more information on the Datum Transaction.

ALITHYA - Annual Information Form 3

GENERAL DEVELOPMENT OF THE BUSINESS
Fiscal 2026 Developments
On May 31, 2025, the Company acquired all of the issued and outstanding shares of US-based eVerge Interests, Inc. and its subsidiaries (“eVerge”), a group specializing in enterprise application and transformation services with expertise in Salesforce Customer Relationship Management (CRM), and Oracle Human Capital Management (HCM) and Customer Experience (CX), with offshoring capabilities in India, for a total consideration of US$23.5 million, all payable in cash, comprised of (i) US$18.8 million payable in three installments (60% at closing and 20% on each of May 31, 2026 and 2027 (each, an “Anniversary Date”)); and (ii) a potential earnout consideration of US$4.7 million, subject to certain post-closing conditions, payable in two installments (50% within 90 days of the first Anniversary Date and 50% on the second Anniversary Date).
On June 12, 2025, the Company announced the appointment of Pierre Blanchette as Chief Financial Officer, succeeding Debbie Di Gregorio, effective July 28, 2025.
On September 9, 2025, the Company’s Board of Directors authorized and subsequently the Toronto Stock Exchange (“TSX“) approved the implementation of a Normal Course Issuer Bid (“NCIB“). Under the NCIB, the Company is allowed to purchase for cancellation up to 5,939,183 subordinate voting shares, representing 10% of the Company’s public float as of the close of markets on September 2, 2025. The NCIB commenced on September 12, 2025 and will end on the earlier of September 11, 2026 and the date on which the maximum number of shares permitted under the NCIB has been purchased. As at March 31, 2026, 3,226,902 subordinate voting shares were purchased and cancelled under the NCIB, including the Share Repurchase made in connection with the Datum Transaction described below.
On March 31, 2026, the Company amended its second amended and restated credit agreement to, among other things, extend its maturity date from April 1, 2027 to April 1, 2029.
On March 31, 2026, the Company sold all the issued and outstanding shares of Datum Consulting Group, LLC and its affiliates (“Datum”) to Medivra Holdings LLC (the “Purchaser”), an entity controlled by Amar Bukkasagaram, former Senior Vice President of Data Solutions of Alithya (the “Datum Transaction”). Datum provides application modernization and data migration services and represented less than 5% of the Company's total revenues and assets. Mr. Bukkasagaram stepped down from his role at Alithya upon closing of the Datum Transaction.
In connection with the Datum Transaction, the Company repurchased for cancellation 2,489,682 Class A subordinate voting shares (the “Share Repurchase”) at a price per share equal to $1.59547 corresponding to the volume-weighted average price per subordinate voting share on the TSX for the five (5) trading days ending on and including the day immediately preceding the closing date of the Share Repurchase transaction. The Share Repurchase was effectuated under the Company’s NCIB.
Fiscal 2025 Developments
Debbie Di Gregorio was appointed Interim Chief Financial Officer on June 28, 2024, succeeding Claude Thibault, a position she held until December 9, 2024, when Nicolas Lavoie was appointed Chief Financial Officer. Ms. Di Gregorio was reappointed Interim Chief Financial Officer on March 26, 2025 following Mr. Lavoie’s departure for personal reasons.
On December 1, 2024, the Company acquired all of the issued and outstanding shares of Canadian-based XRM Vision Group Inc. and XRM Vision World Inc. and their Canadian and Moroccan subsidiaries (the “XRM Acquisition”), a recognized Microsoft partner with offshoring capabilities in Morocco, for a total consideration of up to $34.4 million comprised of (i) $7.4 million paid in cash at closing; (ii) final working capital adjustments of $0.6 million; (iii) $5.8 million paid by the issuance of 3,449,103 subordinate voting shares at closing, including 1,724,553 subordinate voting shares subject to a contractual degressive clawback; (iii) $8.6 million of deferred cash consideration, payable over three years on December 1, 2025, 2026 and 2027; and (iv) a potential earnout consideration of up to $12 million, subject to certain post-closing conditions, payable in cash (75%) and shares (25%).
On February 12, 2025, the Company’s second amended and restated credit agreement was amended to, among others, extend its maturity date from April 1, 2026 to April 1, 2027.
Fiscal 2024 Developments
On September 13, 2023, the Company announced the renewal of its normal course issuer bid (“NCIB”) to purchase for cancellation up to 2,411,570 subordinate voting shares, representing 5% of the Company’s public float as of the close of markets on September 7, 2023. Purchases for cancellation under the NCIB commenced on September 20, 2023 and ended on September 19, 2024. Purchases could be made on the open market through the facilities of the TSX, or through alternative trading systems, if eligible, or outside the facilities of the TSX pursuant to exemption orders issued by securities regulatory authorities. Purchases could also be made on the Nasdaq until February 9, 2024. The Company did not renew its NCIB following the end of the program on September 19, 2024.
On December 22, 2023, the Company entered into a second amended and restated credit agreement to, among others, extend its maturity date from April 1, 2024 to April 1, 2026 and allow for annual extensions, and increase the principal amount of the Company’s credit facility (the “Credit Facility”) to $140 million and the accordion to $50 million.
ALITHYA - Annual Information Form 4

On January 30, 2024, the Company announced it was consolidating the trading of its subordinate voting shares on the TSX and that it was voluntarily delisting from the Nasdaq. On February 9, 2024, the subordinate voting shares ceased trading on the Nasdaq and were officially delisted on February 19, 2024.
During the year ended March 31, 2024, the Company purchased for cancellation 500,560 subordinate voting shares for approximately $1 million at a weighted average price of $1.91 under the fiscal 2023 and 2024 NCIB. As at March 31, 2024, the Company could still purchase up to 2,007,049 subordinate voting shares for cancellation under the then current NCIB.
DESCRIPTION OF THE BUSINESS
Corporate Overview
With professionals in Canada, the U.S. and internationally, Alithya provides technology advisory services based on deep expertise in strategy and digital transformation. The Company guides and supports its clients in the pursuit of their business objectives, leveraging the latest innovations, including AI-driven capabilities, and delivery excellence in the application of digital technologies.
Alithya’s collective intelligence and expertise targets three main pillars: strategic consulting, enterprise transformation, and business enablement. With collaboration at the core of its business model, Alithya professionals identify optimal technology applications, including AI-enabled solutions, to deliver practical IT services and solutions to tackle complex business challenges for clients primarily concentrated in the financial services, insurance, healthcare, manufacturing, energy and government sectors, and additionally, in other sectors, such as higher education, telecommunications, transportation and logistics, professional services, engineering, construction, retail. By developing industry-specific solutions and services deployable via a global delivery model for many of these industries, Alithya aims to address sector-specific business challenges and accelerate the value realization of clients’ technology investments.
Business Offerings
Alithya's expertise with respect to its main pillars, offered in each reportable segment, includes:
•Strategic Consulting: Alithya provides advisory services for digital strategy, organization performance, cybersecurity, enterprise architecture, and change management. Business outcomes in this area include refining business processes to reflect real-world scenarios; boosting systems security from cyberattacks; migrating critical applications and data to the cloud; understanding the optimal enterprise architecture approach; defining change management strategies; and facilitating project planning activities for software selections, strategic roadmaps, or agile/scrum delivery teams.
•Enterprise Transformation: Alithya has business transformation and enterprise applications implementation experience with enterprise resource planning (ERP), supply chain management (SCM), enterprise performance management (EPM), customer relationship management (CRM), and human capital management (HCM). Also, leveraging AI and machine learning technologies as a foundation, the Company provides transformational solutions and services for cloud infrastructure, custom applications development, legacy systems/mainframe modernization, control/software engineering, data and analytics, and intelligent document processing. Alithya not only helps clients modernize enterprise applications through upgrades and the consolidation of multiple systems, but also helps to define overall technology ecosystems, to envision the use and impact of AI throughout an organization, and to build custom applications to address unique client needs.
•Business Enablement: Alithya offers ongoing paths to drive value through the provision of digital adoption and training, managed services, change enablement, and quality engineering. This practice area enables Alithya to move beyond advisory, implementations and project go-lives to provide ongoing value, including using AI to mine data for important insights for making faster, smarter business decisions; realizing a return on investment on digital projects by driving adoption and consumption of technology; helping clients to train and retain their workforce; bookending a change management strategy with a change enablement plan that converts visions into reality; and providing a routine, consistent way to test updates and fixes before deploying any new software products.

ALITHYA - Annual Information Form 5

Business Structure
Alithya has three operating and reportable segments based on the regional geographic areas in which it operates: Canada, the U.S. and International.
The following table presents Alithya’s revenues, in total and by reportable segment, for the fiscal years ended March 31, 2026 and 2025:

	FISCAL YEAR ENDED MARCH 31
Reportable Segments	2026	2025

U.S.	$233,158,000	$200,515,000
Canada	$218,532,000	$251,902,000
International	$25,698,000	$21,064,000
Total	$477,388,000	$473,481,000
For additional information on our operating and reportable segments and the Company’s revenues from customers for each category of services per reportable segments, please refer to note 23 “Segment and Geographical Information” of the Company’s annual consolidated financial statements for the fiscal years ended March 31, 2026 and 2025, which is incorporated herein by reference. The annual consolidated financial statements for the fiscal years ended March 31, 2026 and 2025 are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov and on the Company’s website at www.alithya.com under the “Investors” section.
Competitive Environment
Digital systems and infrastructures have become indispensable strategic assets for businesses. These assets require continuous investment and increasingly serve as crucial drivers of growth and differentiation, especially in delivering customer focused solutions.
As a result, businesses increasingly seek solutions that support business processes and enable product and service customization. This imperative drives digital transformation efforts, pushing businesses to move beyond traditional IT systems toward adaptive, AI-enabled, and cloud-based digital technologies that offer agility, scalability, and innovation at speed.
As businesses’ technology spending continues to increase, digital technology firms such as Alithya are focused on delivering not just innovation, but measurable outcomes through industry specialization and AI-enabled business transformation. We are committed to helping clients modernize operations, enhance customer experiences, and unlock new growth opportunities with the most effective digital solutions and services.
Alithya believes it is well positioned to respond to evolving client priorities. Alithya’s business model is built on a philosophy of focusing on our clients’ complex business challenges, offering industry-focused solutions that leverage AI technologies, and enabling clients to realize maximum benefits from their digital technology investments. Alithya positions itself as an agile trusted advisor and partner capable of delivering rapid results for its clients.
Alithya’s competitors in each of its operating and reportable segments include systems integration firms, application software companies, cloud computing service providers, large or traditional consulting firms, professional services groups of computer equipment companies, infrastructure management and outsourcing companies and boutique digital companies. In addition, Alithya competes with numerous smaller local companies in the various geographic markets in which it operates.
Alithya competes based on the following principal differentiating factors: vision and strategic advisory ability, priority industry verticals, digital services capabilities, performance and reliability, quality of technical support, training and services, global presence, responsiveness to client needs, reputation and experience, financial stability, strong corporate governance and competitive pricing of services.
Alithya also relies on the following measures to compete effectively: (a) investments to scale its services practice areas; (b) a well-developed recruiting, training and retention model; (c) a successful service delivery model; (d) intrapreneurial culture and approach; (e) a broad referral base; (f) continual investment in process improvement and knowledge capture; (g) investment in infrastructure and research and development; (h) continued focus on responsiveness to client needs, quality of services and competitive prices; and (i) project management capabilities and technical expertise.
Strategic Business Plan
Alithya is on a journey to be recognized as the trusted technology advisor of its clients. By the end of the fiscal year ending March 31, 2027, management believes that the achievement of its new scale and scope would allow it to leverage its industry knowledge, geographic presence and global delivery model, expertise, integrated offerings, and its position on the value chain to target higher value IT segments.
ALITHYA - Annual Information Form 6

Alithya’s strategic process begins with its agile approach to aligning its offerings with the most pressing challenges being experienced within the sectors that it services, and in its ability to continuously reinforce the building blocks of trusted relationships with its clients, employees, investors and partners. To ensure that it remains innovative and relevant, Alithya strives to meet or exceed the expectations of its stakeholders, including optimizing employee experiences, assisting its clients in achieving their missions, and creating greater value for its investors.
Clients by Market Sectors
Alithya’s clients are primarily concentrated in the financial services, insurance, healthcare, manufacturing, energy and government sectors. Additionally, Alithya services clients in the higher education, telecommunications, transportation and logistics, professional services, engineering, construction and retail sectors. The majority are large multinational to upper mid-market companies. Alithya seeks to cultivate collaborative and flexible service engagements that are designed to adapt to clients’ evolving priorities and challenges.
Client Approach Philosophy
With a client-centric and flexible service delivery philosophy, Alithya focuses on diligently supporting its clients in identifying and achieving their evolving objectives through a deep understanding of their industry and the ability to deliver solutions and services that address their specific business needs. Alithya strives to sustain high levels of client satisfaction and exceed client expectations which is key to the renewal of existing contracts and entry into new ones. Alithya’s agile approach aims at providing an optimal alignment with clients, in order to enable them to overcome their challenges and attain their goals with strategic consulting, enterprise transformation and business enablement services. Alithya’s goal is to become its clients’ trusted advisor by developing long-term relationships that extend beyond just project delivery.
Alithya also seeks to be an active participant in the ongoing consolidation and evolution of the digital technology industry and to leverage its expertise and solutions to offer clients an alternative to larger traditional digital technology solution providers. Alithya is continuously looking to expand its capacity and broaden the scope of its service offerings through targeted business acquisitions. Growth through business acquisitions can offer Alithya opportunities to better serve existing clients with additional talent, technology, complementary services and greater scale. Through such business acquisitions, Alithya aims at expanding its existing client relationships by adding capacity in new geographic locations, while opening doors for existing capabilities into new client relationships.
Alithya believes that its growth strategy through business acquisitions also represents an opportunity to achieve the scale that is increasingly required for mandates awarded by government and private organizations, as well as an opportunity for potential business acquisition candidates to benefit from Alithya’s established relationships, access to market and preferred supplier status.
Sales, Marketing and Strategic Partners
Alithya markets and sells its services directly through its professional staff, senior management and direct sales personnel operating out of its offices, which are strategically located in Canada, the U.S. and internationally.
To provide its clients with the solutions best suited to their needs, Alithya maintains strategic partnerships with industry leaders, including Microsoft, Oracle, Amazon Web Services (AWS), Salesforce and others. Such partnerships are, however, generally terminable at will by either party.
Human Capital
With more than 2,600 professionals as at March 31, 2026, none of which were covered by collective bargaining agreements, Alithya views its professionals as its greatest asset and an important competitive advantage and therefore strives on offering them a world-class work experience. As such, as part of its three-year strategic plan, Alithya has set to achieve best-in-class employee engagement by fostering a culture of collaboration, diversity and ownership, by cultivating employee well-being and personal growth and by investing in the development of its leaders and employees.
Alithya also prides itself on offering to eligible professionals the right to acquire subordinate voting shares of Alithya pursuant to its Employee Share Purchase Plan (“ESPP”). The ESPP allows Alithya’s professionals to participate in the success they create, instills the ownership culture envisioned by Alithya and ensures strong dedication to offering quality services to clients.
Specialized Skills and Knowledge
Alithya operates in an industry where the skills and knowledge required to serve its clients are constantly evolving and are in high demand from market competitors. Alithya relies on a threefold approach to ensure it lines-up the right team to meet its clients’ needs. Firstly, to retain and maintain highly-skilled professionals, Alithya offers its professionals competitive compensation packages along with leadership and core competencies development programs. These programs include the Mercuriades award-winning Alithya Leadership Academy and the Leading@Alithya as a People Manager, two programs offered in collaboration with the Executive Institute of McGill University. Secondly, Alithya actively seeks talented and skilled professionals through various recruitment strategies, including an employee referral bonus program, a skilled recruitment
ALITHYA - Annual Information Form 7

team, participation at career fairs, and widespread job postings. Thirdly, Alithya is continuously on the lookout for opportunities to complement its team’s expertise and industry knowledge through targeted business acquisitions.
Principal Offices Locations
Alithya has a presence in Canada, the U.S. and internationally and services its clients from its principal offices in the locations listed in the table below.

CANADA	UNITED STATES	INTERNATIONAL

Montréal, Québec	Alpharetta, GA	Aix-en-Provence, France
Québec, Québec	Austin, TX	Sophia-Antipolis, France
Pickering, Ontario		Bangalore, India*
Toronto, Ontario		Hyderabad, India*
Kenitra, Morocco*
Tangier, Morocco*
*Identifies locations where Alithya operates offshore delivery centers.
Intellectual Property
Through its practices and expertise, Alithya leverages its proprietary innovations, accelerators, methodologies and other intellectual property when providing strategic advice to its clients. Alithya relies on a combination of trademarks, laws that protect intellectual property rights, regardless of whether such rights are registered, as well as contractual restrictions, such as confidentiality agreements, assignment of rights and licenses, to protect its intellectual property rights. Alithya also owns licenses in a number of trademarks, copyrights, and other intellectual property rights relating to its solutions and services.
Alithya’s intellectual property portfolio includes the following solutions:
•Alithya Adaptive LearningTM: This on-demand, subscription-based platform helps drive usage and awareness of Microsoft applications as well as other key software tools, enabling organizations to improve their return on investment by enhancing user proficiency and productivity and supporting transformative change enablement.
•Alithya AI-FITM solutions: These solutions leverage Alithya’s range of proprietary applications using AI and machine learning technologies. A play on the term hi-fi, short for high fidelity, the Alithya AI-FITM solutions brand integrates the concepts of AI and fidelity (FI). The Alithya AI-FITM solutions include a variety of solutions for the trading industry, the energy industry and others.
•Alithya CoPlanTM: A Microsoft-based solution designed to help businesses go from planning to project execution. With a focus on ease of use, rapid time to value, financial controls and taking the administrative overhead out of project management, Alithya CoPlanTM lets businesses deliver work across their entire portfolio while aligning their strategic objectives and business goals.
•Alithya Rapid Migration ToolTM: This solution provides the ability to migrate legacy solutions to more modern robotic process automation (“RPA”) solutions. lt facilitates the ability to analyze code insights, prioritize process migrations, and transform and generate migrated processes code into a selected RPA solution. This solution saves time and costs, and reduces errors and risks.1
•Alithya Rapid QATM: This solution allows clients to test the functionality of applications on all platforms and in any programming language by running a series of systematic and repeatable tests and presents the results and status through sophisticated dashboards. Alithya offers versions of this solution designed to automate testing of Oracle modules and Microsoft D365 applications.
•Alithya Rapid SuiteTM: This suite of solutions streamlines and automates time-consuming manual processes using the power of intelligent document processing. It uses AI to transform unstructured content into structured data, analyzes and categorizes the information, and helps manage business-critical documents.1
•Alithya SIDERTM: This solution facilitates distribution of medical results to healthcare facilities and to centralized electronic health records. It acts as an integrated system for the electronic distribution of results, facilitating the work of healthcare professionals, health clinics and laboratory managers involved in monitoring medical results.
•CASSITM Analytics and KPIs: These solutions help nuclear plants and the energy sector reduce the work needed to generate and distribute maintenance performance reports and provide insight into opportunities to streamline maintenance. The CASSITM software drives accountability and tracks progress against corporate and site-based performance goals for work week leaders, planners, schedulers, operations and maintenance staff.
Alithya also offers a range of agents, accelerators and intellectual property designed to bolster enterprise application implementations, such as Microsoft, Oracle and Salesforce. The intellectual property, methods, and add-on modules used by
1 Alithya Rapid Migration ToolTM and Alithya Rapid SuiteTM solutions were divested as part of the Datum Transaction. Please refer to the section titled “General Development of the Business – Fiscal 2026 Developments” earlier in this Annual Information Form for more information on the Datum Transaction.
ALITHYA - Annual Information Form 8

Alithya are designed to meet the specific requirements of various industries. These customized intellectual assets effectively support business processes and help address the unique needs of each sector.
While its proprietary intellectual property is important to its success, Alithya believes its business as a whole is not currently materially dependent on any particular intellectual property right as its expertise spans from its practices and from providing high-end consulting advice to its client base.
RISK AND UNCERTAINTIES
A discussion of the risks and uncertainties to which the Company is subject is presented in the section titled “Risks and Uncertainties” of the Company’s management’s discussion and analysis for the fiscal year ended March 31, 2026, incorporated herein by reference, and in the Company’s other materials that are made public from time to time, all of which are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov and on the Company’s website at www.alithya.com under the “Investors” section. Additional risks, uncertainties and factors not currently known to the Company or that the Company currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation. Please refer to the section titled “Forward-Looking Statements” of this Annual Information Form for a discussion of the risks associated with forward‐looking statements.
CAPITAL STRUCTURE
Description of Securities
The authorized share capital of the Company consists of (i) an unlimited number of subordinate voting shares, without par value, which are listed under the symbol ALYA on the TSX, (ii) an unlimited number of multiple voting shares, without par value, which are held by a limited number of holders, provided however that no further multiple voting shares can be issued except pursuant to the exercise of options to purchase multiple voting shares that were issued and outstanding as at November 1, 2018, and (iii) an unlimited number of preferred shares, without par value, issuable in series. On January 1, 2025, in connection with an internal reorganization, the Company amended its articles to create two series of preferred shares, each consisting of an unlimited number of shares: the Series A preferred shares and the Series B preferred shares. As at March 31, 2026, 89,540,243 subordinate voting shares, 7,326,880 multiple voting shares and no preferred shares were issued and outstanding.
The following summary of the material features of the Company’s authorized share capital is given subject to the detailed provisions of its articles.
Voting Rights
Each subordinate voting share entitles its holder to one vote per share, and each multiple voting share entitles its holder to ten votes per share at any meeting of shareholders, other than meetings at which only the holders of a particular class or series of shares are entitled to vote due to statutory provisions or the specific attributes of such class or series. If and when issued, preferred shares will have such voting rights as may be determined by the Board at the time of issuance thereof. Subject to the provisions of the QBCA or as otherwise provided in the Company’s articles, the Series A preferred shares and Series B preferred shares are not entitled to receive notice of, nor to attend or vote at, meetings of the shareholders of the Company.
The subordinate voting shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws in that they do not carry equal voting rights with the multiple voting shares. In the aggregate, all of the voting rights associated with the subordinate voting shares represented, as at March 31, 2026, 55.00% of the voting rights attached to all of the issued and outstanding shares.
Rights to Dividends and Rights upon Winding-up and Dissolution
Subject to the prior rights of holders of preferred shares, which rank prior to subordinate voting shares and multiple voting shares, if and when issued, holders of subordinate voting shares and multiple voting shares are entitled to receive pari passu any dividends and the remainder of the Company’s property in the event of a voluntary or involuntary winding up or dissolution, or any other distribution of assets among shareholders for the purposes of winding up the Company’s affairs.
The holders of Series A preferred shares and Series B preferred shares are entitled to receive, as and when declared by the Board, non-cumulative preferential dividends in priority to any payment of distributions on the subordinate voting shares, the multiple voting shares and any other class of shares ranking junior to the Series A preferred shares and Series B preferred shares. Such entitlement ranks equally, on a pari passu basis, with each series of preferred shares.
In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company, or any other distribution of assets to shareholders for the purposes of winding up the Company’s affairs, the holders of Series A preferred shares and Series B preferred shares are entitled to receive for each such share held, in preference and priority to any distribution to the holders of subordinate voting shares, multiple voting shares or any other class of shares ranking junior to the Series A or Series B preferred shares, an amount equal to the Series A or Series B Preferred Redemption Price (as defined in Section C paragraph 6.1 of the Company’s articles), plus any declared and unpaid dividends thereon. Such entitlement ranks
ALITHYA - Annual Information Form 9

equally, on a pari passu basis, with each series of preferred shares. The holders of Series A and Series B preferred shares are not entitled to participate in any further distribution of the Company’s assets.
Conversion Rights
Multiple voting shares are, at the holder’s entire discretion, convertible into subordinate voting shares on a share for share basis and shall be automatically converted upon their transfer to a person who is not a Permitted Holder (as defined below) or upon the death of a Permitted Holder, unless acquired by any of the remaining Permitted Holders in accordance with the terms of the voting agreement dated November 1, 2018 entered into between the Permitted Holders (the “Voting Agreement”), a copy of which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The multiple voting shares are not convertible into any other class of shares. Under applicable Canadian laws, an offer to purchase multiple voting shares would not necessarily require that an offer be made to purchase subordinate voting shares. However, as indicated above, multiple voting shares shall be automatically converted into subordinate voting shares on a share for share basis upon their transfer to a person who is not a Permitted Holder.
If and when issued, preferred shares will have such conversion rights as may be determined by the Board at the time of issuance thereof. The Series A and Series B preferred shares are not convertible into, or exchangeable for, any other class of shares of the Company.
For purposes of the above and below paragraphs, a “Permitted Holder” means each of Paul Raymond, Ghyslain Rivard, and Pierre Turcotte, and the entities over which they have control.
Restrictions on Transfer
Subject to the terms of the Voting Agreement, Permitted Holders cannot sell or otherwise transfer multiple voting shares to a person who is not a Permitted Holder, unless they first convert those shares into subordinate voting shares on a share for share basis, and then transfer such subordinate voting shares.
Securities Subject to Contractual Restrictions on Transfer
On December 1, 2024, the Company issued 3,449,103 subordinate voting shares as part of the XRM Acquisition, of which a portion is subject to a contractual degressive clawback (the “Restricted Securities”). The table below outlines the number of securities that are subject to a contractual restriction as at March 31, 2026 and the percentage that number represents of the outstanding securities of that class for the Company’s most recently completed financial year:

DESIGNATION OF CLASS	NUMBER OF SECURITIES THAT ARE SUBJECT TO A CONTRACTUAL RESTRICTION ON TRANSFER(1)	PERCENTAGE OF CLASS (%)

subordinate voting shares	1,149,704	1.28
(1) One third of the total Restricted Securities, which was 1,724,553 as at December 1, 2024, were scheduled to be released on each of December 1, 2025, 2026 and 2027, provided, however, that the shareholders entitled to the release are still employed by, or rendering services to, the Company on such dates. If a shareholder ceases to do so, except as otherwise provided in the share purchase agreement, subordinate voting shares that remain subject to restrictions at such time shall be surrendered for cancellation for no consideration or forfeited to the Company. One third of the total Restricted Securities issued on December 1, 2024 were released on December 1, 2025.
DIVIDENDS
The Company does not currently expect to pay dividends in the foreseeable future. The Company anticipates that it will retain all earnings, if any, to support its operations. Any future determination as to the payment of dividends will, subject to Canadian legal requirements and the Company’s articles, be at the sole discretion of the Board and will depend on the Company’s financial condition, results of operations, capital requirements and other factors the Board deems relevant. Currently, the provisions of the Company’s Credit Facility place certain limitations on the amount of dividends that the Company could pay.
MARKET FOR SECURITIES
Trading Price and Volume
Alithya’s subordinate voting shares started trading on the TSX and Nasdaq under the symbol “ALYA” on November 2, 2018, but were voluntarily delisted from the Nasdaq on February 19, 2024.
As required by securities regulation, the table below shows the monthly range of high and low prices per share and the total monthly volumes for Alithya’s subordinate voting shares on the TSX for the fiscal year ended March 31, 2026.

MONTH	HIGH ($)	LOW ($)	MONTHLY VOLUME

April 2025	1.89	1.40	438,600
May 2025	1.86	1.69	384,700
ALITHYA - Annual Information Form 10

MONTH	HIGH ($)	LOW ($)	MONTHLY VOLUME
June 2025	2.62	1.75	2,725,400
July 2025	2.61	2.22	1,574,500
August 2025	2.59	1.71	1,792,700
September 2025	1.78	1.59	2,499,600
October 2025	2.20	1.74	1,718,600
November 2025	1.92	1.59	1,373,200
December 2025	1.81	1.55	1,126,900
January 2026	1.80	1.60	1,330,400
February 2026	1.80	1.33	1,911,100
March 2026	1.42	1.29	934,700
Normal Course Issuer Bid and Share Purchases for Cancellation
On September 9, 2025, the Company announced the implementation of a NCIB to purchase for cancellation up to 5,939,183 subordinate voting shares, representing 10% of the Company’s public float as of the close of markets on September 2, 2025. The NCIB commenced on September 12, 2025 and will end on the earlier of September 11, 2026 and the date on which the maximum number of shares permitted under the NCIB has been purchased. As at March 31, 2026, 3,226,902 subordinate voting shares were purchased and cancelled under the NCIB, including the Share Repurchase made in connection with the Datum Transaction. Please refer to the section titled “General Development of the Business – Fiscal 2026 Developments” earlier in this Annual Information Form for more information on the Company’s current NCIB and the Datum Transaction.

DIRECTORS AND OFFICERS
Board of Directors
The articles of the Company provide that the Board shall consist of a minimum of 3 and a maximum of 15 directors. As at March 31, 2026, the Board was comprised of 8 directors. The following table lists the name and place of residence of the directors, as well as their current principal occupation and other positions they have held over the past five years, if any.

NAME AND PLACE OF RESIDENCE	POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION	DIRECTOR SINCE(1)	OTHER POSITIONS HELD OVER THE PAST FIVE YEARS

Dana Ades-Landy Québec (Canada)	Director	Contract Position in the Special Loans Group, National Bank of Canada (Canadian chartered bank)	November 2016	-
André P. Brosseau Québec (Canada)	Director	Vice Chair of the Board of Quebecor Inc. and Quebecor Media Inc. President and Chief Executive Officer, Du Musée Investments Inc. (family office)	September 2022	-
Ines Gbegan Québec (Canada)	Director	Senior Finance Advisor, Independent Practice	March 2024
Vice President of Finance, Biron Health Group Inc.

Senior Director, Finance, Biron Health Group Inc.

Vice President, Finance, Quebec and Maritimes, Transdev Canada Inc.

Manager, Corporate Accounting, Enerkem Inc.

Lucie Martel Québec (Canada)	Director	Corporate Director	September 2019	Senior Vice President and Chief Human Resources Officer, Intact Financial Corporation
Paul Raymond Québec (Canada)	President and Chief Executive Officer, and Director	President and Chief Executive Officer of the Company	June 2011	-
ALITHYA - Annual Information Form 11

NAME AND PLACE OF RESIDENCE	POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION	DIRECTOR SINCE(1)	OTHER POSITIONS HELD OVER THE PAST FIVE YEARS
Ghyslain Rivard Québec (Canada)	Director	Founder of the Company and Corporate Director	April 1992	-
C. Lee Thomas Ohio (USA)	Director	Member of the Board of Trustees of Baldwin Wallace University	November 2018	Chair of the Board of Trustees of Baldwin Wallace University Executive in Residence at the School of Business of Baldwin Wallace University
Pierre Turcotte Québec (Canada)	Chair of the Board, and Director	Corporate Director and Chair of the Board of the Company	June 2011	-
(1)     Includes periods during which certain directors served as directors of Pre-IPO Alithya.
The directors of the Company are elected annually at the Company’s annual meeting of shareholders. They hold office until their term expires at the following annual meeting of shareholders, subject to re-election, retirement, resignation or earlier vacancy. 9429-1143 Québec Inc. (a subsidiary of Quebecor Media Inc.) (“Quebecor”) and La Capitale Civil Service Insurer Inc. (which was amalgamated with SSQ, Life Insurance Company Inc. to form Beneva Inc. on January 1, 2023) (“Beneva”) are each party to an Investor Rights Agreement entered into with the Company on April 1, 2021 and pursuant to which the Company shall propose for election a candidate designated by each of Quebecor and Beneva until each of them ceases to beneficially own at least 10% of the issued and outstanding subordinate voting shares of the Company. André P. Brosseau was proposed by Quebecor, and Ines Gbegan was proposed by Beneva for appointment to the Board.
The mandate for the Board provides that the Board shall be constituted at all times of a majority of individuals who are independent directors within the meaning of applicable Canadian and U.S. securities laws (the “Independence Rules”). Based on the information received from each director and having taken into account the independence criteria set forth in the Independence Rules, the Board concluded that all directors are independent, with the exception of Paul Raymond, who is not independent as he is the President and Chief Executive Officer of the Company. All other directors of the Company, namely Dana Ades-Landy, André P. Brosseau, Ines Gbegan, Lucie Martel, Ghyslain Rivard, C. Lee Thomas and Pierre Turcotte, have no material relationship with the Company and are, in the reasonable opinion of the Board, independent directors within the meaning of the Independence Rules.
The Board has an Audit and Risk Management Committee, a Corporate Governance and Nominating Committee and a Human Capital and Compensation Committee. The table below sets out the composition of each committee.

AUDIT AND RISK MANAGEMENT COMMITTEE	CORPORATE GOVERNANCE AND NOMINATING COMMITTEE	HUMAN CAPITAL AND COMPENSATION COMMITTEE

Dana Ades-Landy	Lucie Martel	Lucie Martel (Chair)
Ines Gbegan	Ghyslain Rivard	Ghyslain Rivard
C. Lee Thomas (Chair)	Pierre Turcotte (Chair)	Pierre Turcotte
Executive Officers
The following table lists the name and place of residence of the executive officers of the Company as at June 10, 2026, as well as their current position with the Company and other positions they have held over the past five years, if any.

NAME	CURRENT POSITION	EXECUTIVE OFFICER SINCE (1)	OTHER POSITIONS HELD OVER THE PAST FIVE YEARS

Pierre Blanchette Québec (Canada)	Chief Financial Officer	July 2025	Chief Financial Officer, Collabor Group Inc.
Giulia Cirillo Québec (Canada)	Chief Human Capital Officer	April 2023	Senior Vice President and Chief Human Resources and Global Communications Officer, PSP Investments
Bernard Dockrill New Hampshire (USA)	Chief Operating Officer	January 2023	Senior Vice President, CGI Information Technologies & Solutions Inc.
Mike Feldman Idaho (USA)	Senior Vice President, Enterprise Applications and Transformation	July 2024	Senior Vice President, Oracle, Alithya Vice President, Oracle Healthcare, Alithya
Nigel Fonseca Ontario (Canada)	Senior Vice President, Ontario and Western Canada	June 2018	-
ALITHYA - Annual Information Form 12

NAME	CURRENT POSITION	EXECUTIVE OFFICER SINCE (1)	OTHER POSITIONS HELD OVER THE PAST FIVE YEARS
Benoit Godmaire Québec (Canada)	Senior Vice President, Global Industry Services & Solutions	April 2026	Senior Partner, Eastern Canada, Jarvis Technology Group Inc. Self-employed Consultant Enterprise Vice President and Managing Director, Cofomo Inc.
Robert Lamarre Québec (Canada)	Chief Information Officer	April 2016	-
Dany Paradis Québec (Canada)	Senior Vice President, Québec	November 2018	Senior Vice President, Québec and Oracle Practices Canada, Alithya
Paul Raymond Québec (Canada)	President and Chief Executive Officer, and Director	April 2011	-
John Scandar Québec (Canada)	Senior Vice President, Microsoft	November 2018	-
David Torralbo Québec (Canada)	Chief Legal Officer and Corporate Secretary	December 2025	Chief Legal Officer, LeddarTech Holdings Inc. Chief Legal Officer, Nouveau Monde Graphite Inc.
(1)    Includes periods during which certain executive officers served as executive officers of Pre-IPO Alithya.
Directors’ and Executive Officers’ Share Ownership
As at March 31, 2026, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 2,876,770 subordinate voting shares and 7,326,880 multiple voting shares, representing respectively 3.21% of the issued and outstanding subordinate voting shares and 100% of the issued and outstanding multiple voting shares.
Cease Trade Orders, Bankruptcies, Penalties or Sanctions
To the knowledge of the Company and based upon information provided to it by the Company’s directors and executive officers, no such person (including any personal holding company), is or has been, in the last ten years, a director, chief executive officer or chief financial officer of a company, including Alithya, that: (a) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days while the director or executive officer was acting in that capacity; or (b) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days that was issued after the director or executive officer ceased to act in that capacity, but which resulted from an event that occurred while the director or executive officer was acting in that capacity.
Other than as disclosed below, to the knowledge of the Company and based upon information provided to it by the Company’s directors, executive officers and shareholders holding sufficient securities to affect materially the control of the Company, as applicable, no such person (including any personal holding company): (a) is, or has been in the last ten years, a director or executive officer of any company (including Alithya) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, in the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets.
Mr. Rivard was a director of Facilis Inc. (“Facilis”) from November 1, 2021 to March 8, 2023. On March 8, 2023, Facilis initiated bankruptcy proceedings and a trustee was appointed to hold its assets.
Mr. Torralbo was the Chief Legal Officer at LeddarTech Holdings Inc. (“LeddarTech”) from June 20, 2022 to June 17, 2025. On June 19, 2025 LeddarTech filed an assignment into bankruptcy pursuant to the Bankruptcy and Insolvency Act (Canada).
Mr. Blanchette was the Chief Financial Officer at Colabor Group Inc. (“Colabor”) from May 21, 2021 to June 14, 2025. On January 8, 2026, Colabor applied to the Superior Court of Quebec (Commercial Division) for an initial order to seek protection from their creditors under the Companies’ Creditors Arrangement Act and sought the approval of a formal sale and investment solicitation process (“SISP”). On April 8, 2026, Colabor announced the conclusion of its SISP.
ALITHYA - Annual Information Form 13

To the knowledge of the Company and based upon information provided to it by the Company’s directors, executive officers and shareholders holding sufficient securities to affect materially the control of the Company, as applicable, no such person (including any personal holding company) has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.
Conflicts of Interest
To the knowledge of the Company, no director or officer of the Company has any existing or potential material conflicts of interest with the Company or any of its subsidiaries.
AUDIT AND RISK MANAGEMENT COMMITTEE
The Audit and Risk Management Committee (the “Audit Committee”), of which the charter is attached as Appendix “A” to this Annual Information Form, is currently composed of 3 members: C. Lee Thomas (Chair), Dana Ades-Landy and Ines Gbegan, who have been members of the Audit Committee since at least the Company’s annual meeting of shareholders held on September 10, 2025. Each member of the Audit Committee is “independent” and “financially literate” within the meaning of the Independence Rules.
Relevant Education and Experience
The education and experience of each Audit Committee member that is relevant to the performance of his or her responsibilities as an Audit Committee member is as follows:
•C. Lee Thomas brings significant financial expertise to the Audit Committee. He held various roles at Ernst & Young LLP from 1976 to 2014, including that of Managing Partner of its Cleveland office, Leader of its Northeast Ohio Market Segment, and global client serving audit partner. Mr. Thomas is currently a member of the Board of Trustees of Baldwin Wallace University, having recently completed his three-year term as Chair, and serves as a financial consultant for Regional Brands Inc. He previously served as director and Chair of the Audit Committee of Technical Consumer Products International. Mr. Thomas holds a Bachelor’s degree in accounting from Baldwin Wallace University and is a Certified Public Accountant (CPA).
•Dana Ades-Landy has extensive financial expertise. With more than 25 years of experience as an executive in the banking industry, including executive leadership positions at Scotiabank, Laurentian Bank and National Bank of Canada, she currently works in the Special Loans Group of National Bank of Canada which she had run for over seven years in her previous time at this institution. Ms. Ades-Landy also serves as director and member of the Audit Committee of Sagen MI Canada Inc. since 2021 and as member of the Departmental Audit Committee of the National Research Council of Canada since September 2024. She previously acted as director and member of the Audit Committee of First Lion Holdings Inc. from 2018 to 2024, as Chair of the Audit Committee of First Lion Holdings Inc. from 2018 to 2022, as well as director and Chair of the Audit Committee of the Canada Mortgage and Housing Corporation from 2017 to 2020. Ms. Ades-Landy holds a Master of Business Administration in Finance and Accounting from Concordia University.
•Ines Gbegan adds valuable financial expertise to the Audit Committee. With more than 18 years of experience as a chartered accountant, she specialized in audits, corporate accounting, and financial reporting. Ms. Gbegan has held senior finance positions at Transdev Canada Inc., Enerkem Inc., CGI Inc., and PwC. Most recently, Ms. Gbegan served as Vice President, Finance of Biron Health Group Inc. Currently, she is a Senior Finance Advisor providing select strategic finance and CFO-advisory mandates to private-equity-backed and growth-stage companies. She also spent more than five years teaching accounting at HEC Montréal. Ms. Gbegan holds a Bachelor’s degree in Accounting and Finance, a specialized graduate diploma in public accounting and a Master’s degree in Professional Accounting, and is a Chartered Professional Accountant (CPA) auditor.
Pre‐approval Policy and Procedures
The Audit Committee has adopted a policy and procedures for the pre-approval of engagement for services of its external auditor, which list prohibited services that the external auditor may not provide and require pre-approval of all audit and non-audit services provided by the external auditor.
For all permitted services, a request for pre-approval must be submitted to the Audit Committee through the Chief Financial Officer prior to engaging the external auditor to perform the services. The Audit Committee considers such requests, if applicable, on a quarterly basis, and, if acceptable, pre-approves such audit and non-audit services. During its deliberations, the Audit Committee assesses, among other factors, whether the services requested are prohibited and whether they, and the fees related thereto, could impair the independence of the Company's external auditor.
Notwithstanding the foregoing, in the interest of efficiency:

ALITHYA - Annual Information Form 14

•The Audit Committee has delegated to the Chair of the Audit Committee the authority to pre-approve services from time to time. The Chair must, however, present all pre-approved non-audit services to the Audit Committee at the next regularly scheduled meeting.
•Certain permitted services are pre-approved with an envelope by the Audit Committee and thereafter only require approval by the Chief Financial Officer prior to the engagement. For services not covered by the pre-approved envelopes and costs in excess of the pre-approved amounts, separate requests for pre-approval must be submitted to the Audit Committee.
•At each meeting of the Audit Committee, a consolidated summary of all fees by service type is presented including a breakdown of fees incurred within each of the pre-approved envelopes.
The Board also approves, on an annual basis, on the recommendation of the Audit Committee, the proposed fees to be charged to the Company by the external auditor for the next audit.
EXTERNAL AUDITOR SERVICE FEE
For the years ended March 31, 2026 and 2025, the following fees were billed to the Company by KPMG LLP (“KPMG”), the Company’s external auditor:

	FISCAL YEAR ENDED MARCH 31
	2026	2025

Audit fees(1)	$2,332,592	$1,557,118
Audit-related fees(2)	—	$133,750
Tax fees(3)	—	—
All other fees(4)	—	—
Total	$2,332,592	$1,690,868
(1)    “Audit fees” means the aggregate fees billed for professional services rendered by the external auditor for the audit of the Company’s annual consolidated financial statements and internal control over financial reporting and the review of the Company’s interim condensed consolidated financial statements.
(2)    “Audit-related fees” are fees billed for assurance and related services rendered by the external auditor that are reasonably related to the performance of the audit of the Company’s annual consolidated financial statements and that are not included in audit services which are included in the “Audit fees” category. For the fiscal year ended March 31, 2026, audit-related fees consisted of fees billed in connection with financial due diligence assistance.
(3)    “Tax fees” means the aggregate fees billed for professional services rendered by the external auditor for tax compliance and tax advice.
(4)    “All other fees” includes the aggregate of all other fees.
LEGAL PROCEEDINGS AND REGULATORY ACTIONS
During the ordinary course of conducting its business, Alithya may be threatened with or become subject to legal proceedings initiated by third parties or Alithya’s clients or regulatory proceedings from the authorities. Alithya currently has no material legal or regulatory proceedings pending.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
To the knowledge of the Company and based upon information provided to it by the Company’s directors and executive officers, there were no (a) directors or executive officers, (b) persons that beneficially own, or control or direct, directly or indirectly, more than 10% of Alithya’s subordinate voting shares or multiple voting shares, or (c) any associate or affiliate of persons referred to in (a) and (b), with a material interest in any transaction within the three most recently completed financial years that has materially affected the Company or is reasonably expected to materially affect the Company.
TRANSFER AGENT AND REGISTRAR
The Company’s transfer agent for the Company’s subordinate voting shares and multiple voting shares is TSX Trust Company (“TSX Trust”), whose head office is located in Toronto, Ontario. Share transfer service is available at TSX Trust’s Montréal (Québec) and Toronto (Ontario) offices in Canada.
MATERIAL CONTRACTS
Except for those contracts entered into in the ordinary course of business, the following material contract of the Company was entered into during the year ended March 31, 2026 and is still in effect as of the date hereof:
•Amending Agreement no. 2 to the Second Amended and Restated Credit Agreement entered into on March 31, 2026 among the Company, the Bank of Nova Scotia as Administrative Agent, the other lenders identified therein
ALITHYA - Annual Information Form 15

and each of the guarantors party thereto. Please refer to the section titled “General Development of the Business – Fiscal 2026 Developments” earlier in this Annual Information Form for more information on the content of this agreement.
INTERESTS OF EXPERTS
KPMG is the external auditor of the Company and has prepared (i) the report relating to the audit of the Company’s annual consolidated financial statements for the fiscal years ended March 31, 2026 and 2025 and notes thereto, presented under the International Financial Reporting Standards as issued by the International Accounting Standards Board, and (ii) the report relating to the audit of the Company’s internal controls over financial reporting as at March 31, 2026, both of which are included with the Company’s annual consolidated financial statements for the fiscal year ended March 31, 2026. KPMG has confirmed that it is independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that it is an independent accountant with respect to the Company under all relevant U.S. professional and regulatory standards.
ADDITIONAL INFORMATION
Additional information, including, without limitation, directors’ and officers’ remuneration and indebtedness, principal shareholders of the Company, and securities authorized for issuance under equity compensation plans is contained in the Company’s management information circular prepared in respect of its annual meeting of shareholders held on September 10, 2025.
Additional information regarding the Company, including financial information, can be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, including the Company’s annual audited consolidated financial statements and management’s discussion and analysis for the fiscal years ended March 31, 2026 and 2025 and the aforementioned management information circular. Those documents may also be obtained from the Company at no charge upon request at:
Investor Relations
Alithya Group inc.
700 Boulevard René-Lévesque West
Suite 400
Montréal, Québec, H3B 1X8
Tel.: 1-844-985-5552
Email: investorrelations@alithya.com
Those documents, as well as all of the Company’s news releases, are also available on the Company’s website at www.alithya.com. Information contained in or otherwise accessible through the Company’s website is not incorporated by reference into this Annual Information Form.

ALITHYA - Annual Information Form 16

APPENDIX A - AUDIT AND RISK MANAGEMENT COMMITTEE CHARTER
PURPOSE
1.The Audit and Risk Management Committee (the “Committee”) is a standing committee appointed by the board of directors (the “Board”) of Alithya Group inc. (the “Company”). The Committee is established to fulfil applicable public company obligations relating to audit committees and to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting including responsibility to:
(a)    oversee the integrity of the Company’s financial statements and financial reporting system, including the audit process, the Company’s internal control over financial reporting and disclosure controls and procedures, and compliance with related legal and regulatory requirements;
(b)    oversee the qualifications and independence of the external auditor;
(c)    oversee the work of the Company's financial management, internal auditors, if any, and external auditor in these areas; and
(d)    provide an open avenue of communication between the external auditor, the internal auditors, if any, the Board and management, as applicable.
2.In addition, the Committee shall review disclosure on matters related to the Committee and the external auditor to be made in the Company’s annual management information circular and other annual and periodic disclosure documents, in accordance with applicable rules and regulations. The Committee is also responsible for assisting the Board in fulfilling its responsibilities relating to pension matters, if any.
3.The function of the Committee is oversight. It is not the duty or responsibility of the Committee or its members (i) to plan or conduct audits, (ii) to determine that the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles or (iii) to conduct other types of auditing or accounting reviews or similar procedures or investigations. The Committee, its Chair and its members are members of the Board of the Company, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Company, and are not involved nor responsible for the day-to-day operations or performance of such activities.
4.Management is responsible for the preparation, presentation and integrity of the Company’s financial statements. Management is also responsible for maintaining appropriate accounting and financial reporting principles and policies, systems of risk assessment, internal control over financial reporting and disclosure controls and procedures designed to provide reasonable assurance (i) that assets are safeguarded and transactions are properly authorized, recorded and reported, (ii) that material information relating to the Company is made known to the Chief Executive Officer and Chief Financial Officer, (iii) that information required to be disclosed by the Company in its annual, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation, and (iv) regarding the effectiveness and efficiency of operations, the reliability of financial reporting and compliance with accounting standards and applicable laws and regulations. Management is also responsible for testing the effectiveness of the internal control over financial reporting and disclosure controls and procedures annually and reporting on such effectiveness. The external auditor is responsible for planning and carrying out an audit of the Company’s annual financial statements in accordance with generally accepted auditing standards to provide reasonable assurance that, among other things, such financial statements are in accordance with generally accepted accounting principles. Where required pursuant to applicable laws, the external auditor is also responsible for planning and carrying out an audit of the Company’s internal control over financial reporting.
PROCEDURES
5.Composition – The Committee shall be comprised of at least three members. None of the members of the Committee shall be an officer or employee of the Company or any of its subsidiaries and each member of the Committee shall be an independent director within the meaning of applicable Canadian securities laws.
All members of the Committee must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement, and cash flow statement and be “financially literate” (as that term is defined from time to time under the requirements or guidelines for audit committee service under applicable Canadian and United States securities laws and the rules of the Toronto Stock Exchange). At least one member of the Committee must also be an “audit committee financial expert” (as that term is defined from time to time under the requirements or guidelines for audit committee service under applicable Canadian and United States securities laws and the rules of the Toronto Stock Exchange and Nasdaq).
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6.Appointment and Replacement of Committee Members – Any member of the Committee may be removed or replaced at any time by the Board and shall automatically cease to be a member of the Committee upon ceasing to be a director. The Board may fill vacancies on the Committee by appointing another director to the Committee. The Board shall fill any vacancy if the membership of the Committee is less than three directors. Whenever there is a vacancy on the Committee, the remaining members may exercise all of the Committee’s powers as long as a quorum remains in office. Subject to the foregoing, the members of the Committee shall be appointed or confirmed by the Board annually and each member of a Committee shall remain on the Committee until such member’s successor is duly appointed or such member ceases to be a director.
7.Committee Chair – The Board shall designate the Chair by majority vote. If the Chair is absent from a meeting, the members shall select a Chair from those in attendance to act as Chair of the meeting. The Chair of the Committee shall be responsible for leadership of the Committee assignments and reporting to the Board.
8.Conflicts of Interest – If a Committee member faces a potential or actual conflict of interest relating to a matter before the Committee, other than matters relating to the compensation of directors, that member shall be responsible for notifying the Committee Chair of such conflict. If the Committee Chair faces a potential or actual conflict of interest, the Committee Chair shall advise the Chair of the Board (or another member of the Board if the Committee Chair and the Chair of the Board are the same person). If such person concurs that a potential or actual conflict of interest exists, the member faced with such conflict shall disclose to the Committee his or her interest and shall not participate in consideration of the matter and shall not vote on the matter.
9.Service on Multiple Audit Committees – Members of the Committee may not serve on the audit committee of more than two other publicly-traded companies unless the Board has first determined that such simultaneous service would not impair the ability of the applicable director to serve on the Committee.
10.Compensation of Committee Members – The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine.
11.Meetings – The Committee shall meet regularly at times necessary to perform the duties described herein in a timely manner, but not less than four times a year and any time the Company proposes to issue a press release with its quarterly or annual earnings information. Meetings may be held at any time deemed appropriate by the Committee. The Committee may meet in person and by telephone or electronic means.
(a)    Calling of Meetings – The Committee shall meet as often as it deems appropriate to execute its responsibilities. Notice of the time and place of every meeting shall be given in writing, by any means of transmitted or recorded communication, including email or other electronic means that produces a written copy, to each member of the Committee at least 24 hours prior to the time fixed for such meeting, with a copy to the Chair of the Board, the Chief Executive Officer and the Corporate Secretary of the Company. However, a member may in any manner waive a notice of a meeting. Attendance of a member at a meeting constitutes a waiver of notice of such meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting has not been lawfully called. Whenever practicable, the agenda for the meeting and the meeting materials shall be provided to members before each Committee meeting in sufficient time to provide adequate opportunity for their review. The notice of meeting does not, however, need to state the purpose for which the meeting is being held.
(b)    Quorum – A majority of the members constitute a quorum for the transaction of the Committee business.
(c)    Secretary of Meeting – The Chair of the Committee shall designate a person who need not be a member of the Committee to act as secretary or, if the Chair of the Committee fails to designate such a person, the Corporate Secretary of the Company shall be secretary of the meeting of the Committee. The agenda of the Committee meeting will be prepared by the Chair of the Committee, working with the Corporate Secretary and, whenever reasonably practicable, circulated to each member prior to each meeting.
(d)    Minutes – Minutes of the proceedings of the Committee shall be kept in a minute book provided for that purpose. The minutes of the Committee meetings shall accurately record the discussions of and decisions made by the Committee, including all recommendations made by the Committee to the Board and shall be distributed to all Committee members.
12.Separate Executive and In-Camera Meetings – The Committee shall meet periodically with the Chief Financial Officer, the head of the internal audit function (if other than the Chief Financial Officer) and the external auditor in separate executive sessions to discuss any matters that the Committee or each of these groups believes should be discussed privately and such persons shall have access to the Committee to bring forward matters requiring its attention. The Committee shall also meet without management present at every regular meeting.
13.Professional Assistance – The Committee may require the external auditor and internal auditors, if any, to perform such supplemental reviews or audits as the Committee may deem desirable. In addition, the Committee may, at the Company’s expense, retain special legal, accounting, financial or other consultants to advise the Committee in executing its duties.
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14.Reliance – Absent actual knowledge to the contrary (which shall be promptly reported to the Board), each member of the Committee shall be entitled to rely on (i) the integrity of those persons or organizations within and outside the Company from which it receives information, (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations and (iii) representations made by management and the external auditor as to any information technology, audit and other non-audit services provided by the external auditor to the Company and its subsidiaries.
15.Reporting to the Board – The Committee will report through the Committee Chair to the Board following meetings of the Committee on matters considered by the Committee, its activities and compliance with this Charter.
16.Outsiders May Attend Meetings – The Committee may invite members of management or others to attend meetings or provide information as necessary. The Company’s external auditor will have direct access to the Committee at their own initiative.
Powers
17. The Committee shall have the following powers:
(a)    Access – The Committee is entitled to full access to all books, records, facilities and personnel of the Company and its subsidiaries. The Committee may require such officers, directors and employees of the Company and its subsidiaries and others as it may see fit from time to time to provide any information about the Company and its subsidiaries it may deem appropriate and to attend and assist at meetings of the Committee.
(b)    Delegation – The Committee may delegate from time to time to any person or committee of persons any of the Committee’s responsibilities that lawfully may be delegated.
(c)    Adoption of Policies and Procedures – The Committee may adopt policies and procedures for carrying out its responsibilities.
RESPONSIBILITIES
Selection and Oversight of CFO and Key Financial Executives
18.Appointments of key financial executives involved in the financial reporting process of the Company, including the Chief Financial Officer, shall require the prior review of the Committee.
Selection and Oversight of the External Auditor
19.The external auditor is ultimately accountable to the Committee and the Board as the representative of the shareholders of the Company and shall report directly to the Committee and the Committee shall so instruct the external auditor. The Committee shall annually evaluate the performance of the external auditor and recommend to the Board the appointment of the external auditor to put forward for shareholder approval at the next annual meeting for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company. If the Committee deems it in the best interest of the Company to proceed with a change in external auditor, the Committee shall report to the Board the reasons for the change and any other significant issues related to the change, including the response of the incumbent external auditor, and enquire on the qualifications of the proposed external auditor before approving or rejecting the proposed change in external auditor.
20.The Committee shall annually recommend to the Board the compensation to be paid by the Company to the external auditor with respect to audit services and audit-related services and an envelope for potential non-audit services. The Committee has established a policy and procedures for the pre-approval of all services to be rendered by the external auditor (the “Committee`s Pre-Approval Policy and Procedures”) and shall pre-approve the terms of each engagement as set forth in the Committee`s Pre-Approval Policy and Procedures.
21.The Committee shall annually review the independence of the external auditor and shall make recommendations to the Board on appropriate actions to be taken which the Committee deems necessary to protect and enhance the independence of the external auditor. In connection with such review, the Committee shall:
(a)    actively engage in a dialogue with the external auditor about all relationships or services that may impact the objectivity and independence of the external auditor;
(b)    require that the external auditor submit to it, at least annually, a formal written statement delineating all relationships between the Company and its subsidiaries, on one hand, and the external auditor, on the other hand, that may reasonably be considered to bear on the external auditor’s independence;
(c)    ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by applicable law;
(d)    consider whether there should be a regular rotation of the external audit firm itself; and
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(e)    consider the external auditor independence standards promulgated by applicable auditing regulatory and professional bodies.
22.The Committee may approve any permissible non-audit engagements of the external auditor and its affiliates to the Company and its affiliates in accordance with applicable laws and the Committee’s Pre-Approval Policy and Procedures.
23.The Committee shall approve and annually review the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor, and ensure compliance therewith where applicable.
24.The Committee shall require the external auditor to provide to the Committee, and the Committee shall review and discuss with the external auditor, all reports which the external auditor is required to provide to the Committee or the Board under rules, policies or practices of professional or regulatory bodies applicable to the external auditor, and any other reports which the Committee may require. Such reports shall include:
(a)    a description of the external auditor’s internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the external auditor, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more audits carried out by the external auditor, and any steps taken to deal with any such issues; and
(b)    a report describing (i) all critical accounting policies and practices to be used in the annual audit, (ii) all alternative treatments of financial information within generally accepted accounting principles related to material items that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditor and (iii) other material written communication between the external auditor and management, such as any management letter or schedule of unadjusted differences.
25.The Committee shall review the performance of the external auditor, including assessing their effectiveness and quality of service, annually and, every 5 years, perform a comprehensive review of the performance of the external auditor over multiple years to provide further insight on the audit firm, its independence and application of professional skepticism.
26.The Committee is responsible for resolving disagreements between management and the external auditor regarding financial reporting.
Appointment and Oversight of Internal Auditors
27.The appointment, terms of engagement, compensation, replacement or dismissal of internal auditors, if any, shall be subject to prior review and approval by the Committee. When the internal audit function is performed by employees of the Company, the Committee may delegate responsibility for approving the employment, term of employment, compensation and termination of employees engaged in such function other than the head of the Company’s internal audit function.
28.The Committee shall obtain from the internal auditors, if any, and shall review summaries of significant reports to management prepared by the internal auditors, or the actual reports if requested by the Committee, and management’s responses to such reports, as applicable.
29.The Committee shall, as it deems necessary and applicable, communicate with the internal auditors, if any, with respect to their reports and recommendations, the extent to which prior recommendations have been implemented and any other matters that the internal auditors bring to the attention of the Committee. The head of the internal audit function shall have unrestricted access to the Committee.
30.The Committee shall, annually or more frequently as it deems necessary and applicable, evaluate the internal auditors, if any, including their activities, organizational structure and qualifications and effectiveness.
Oversight and Monitoring of Audits
31.The Committee shall review with the external auditor, the internal auditors, if any, and management, as applicable, the audit function generally, the objectives, staffing, locations, co-ordination, reliance upon management and internal audit and general audit approach and scope of proposed audits of the financial statements of the Company and its subsidiaries, the overall audit plans, the responsibilities of management, the internal auditors and the external auditor, the audit procedures to be used and the timing and estimated budgets of the audits.
32.The Committee shall meet periodically or as it deems necessary and applicable, with the internal auditors, if any, to discuss the progress of their activities and any significant findings stemming from internal audits and any difficulties or disputes that arise with management and the adequacy of management’s responses in correcting audit-related deficiencies.
33.The Committee shall discuss with the external auditor any difficulties or disputes that arose with management or the internal auditors, if any, during the course of the audit and the adequacy of management’s responses in correcting audit-related deficiencies.
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34.The Committee shall review with management the results of internal and external audits.
35.The Committee shall take such other reasonable steps as it may deem necessary to satisfy itself that the audit was conducted in a manner consistent with all applicable legal requirements and auditing standards of applicable professional or regulatory bodies.
Oversight and Review of Accounting Principles and Practices
36.The Committee shall, as it deems necessary, oversee, review and discuss with management, the external auditor and the internal auditors, if any:
(a)    the quality, appropriateness and acceptability of the Company’s accounting principles and practices used in its financial reporting, changes in the Company’s accounting principles or practices and the application of particular accounting principles and disclosure practices by management to new transactions or events;
(b)    all significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including the effects of alternative methods within generally accepted accounting principles on the financial statements and any “second opinions” sought by management from another external auditor with respect to the accounting treatment of a particular item;
(c)    any material change to the Company’s auditing and accounting principles and practices as recommended by management, the external auditor or the internal auditors, if any, or which may result from proposed changes to applicable generally accepted accounting principles;
(d)    the effect of regulatory and accounting initiatives on the Company’s financial statements and other financial disclosures;
(e)    any reserves, accruals, provisions, estimates or management programs and policies, including factors that affect asset and liability carrying values and the timing of revenue and expense recognition, that may have a material effect upon the financial statements of the Company;
(f)    the use of special purpose entities and the business purpose and economic effect of off-balance sheet transactions, arrangements, obligations, guarantees and other relationships of the Company and their impact on the reported financial results of the Company;
(g)    any legal matter, claim or contingency that could have a significant impact on the financial statements, the Company’s compliance policies and any material reports, inquiries or other correspondence received from regulators or governmental agencies and the manner in which any such legal matter, claim or contingency has been disclosed in the Company’s financial statements;
(h)    the treatment for financial reporting purposes of any significant transactions which are not a part of the Company’s ordinary course of business;
(i)    the use of any “pro forma” or “adjusted” information not in accordance with generally accepted accounting principles; and
(j)    management’s determination of goodwill impairment, if any, as required by applicable accounting standards.
37.The Committee will review and resolve disagreements between management and the external auditor regarding financial reporting or the application of any accounting principles or practices.
Oversight and Monitoring of Internal Controls
38.The Committee shall, as it deems necessary, exercise oversight of, review and discuss with management, the external auditor and the internal auditors, if any:
(a)    the adequacy and effectiveness of the Company’s internal control over financial reporting and disclosure controls and procedures and the recommendations of management, the external auditor and the internal auditors, if any, for the improvement of such controls;
(b)    any significant deficiency and material weakness in the design of the Company’s internal control over financial reporting, including with respect to computerized information system controls and security; and
(c)    any remediation plan identified in connection with a significant deficiency or material weakness and monitoring thereof.
The Committee shall satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, and shall periodically assess the adequacy of those procedures.
Oversight and Monitoring of Reported Unethical Conduct
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39.Through the Company’s Whistleblower Policy, the Committee shall maintain and monitor procedures for the receipt and treatment of complaints received by the Company regarding accounting, internal accounting controls or audit matters and the anonymous submission by employees of concerns regarding questionable accounting or auditing matters and review periodically or as it deems necessary and applicable, with management and the internal auditors, if any, these procedures and any significant complaints received.
Oversight and Monitoring of the Company’s Financial Disclosures
40.The Committee shall review with the external auditor and management and recommend to the Board for approval:
(a)    the annual audited financial statements and notes relating thereto and management’s discussion and analysis accompanying such financial statements, the Company’s annual report, if any, and any financial information of the Company contained in any prospectus or information circular of the Company; and
(b)    each set of interim unaudited financial statements and notes related thereto and management’s discussion and analysis accompanying such financial statements and any other disclosure documents or regulatory filings of the Company containing or accompanying financial information of the Company.
Such reviews shall be conducted prior to the release of any summary of the financial results or the filing of such reports with applicable regulators.
41.Prior to their distribution, the Committee shall review earnings press releases, as well as financial information and earnings outlook or guidance, if any, provided to analysts and any ratings agencies, if applicable, it being understood that the discussions related to earnings outlook or guidance shall, in the discretion of the Committee, be done generally (i.e., by discussing the types of information to be disclosed and the type of presentation to be made) and that the Committee need not discuss in advance each instance in which the Company gives earning guidance, provided that the information provided is within the parameters approved by the Committee.
42.The Committee shall review the disclosure with respect to its pre-approval of audit, audit-related and non-audit services provided by the external auditor.
Oversight of Finance Matters
43.The Committee shall review and make recommendations to the Board concerning the financial structure, condition and strategy of the Company and its subsidiaries, including with respect to annual budgets, long-term financial plans, corporate borrowings, investments, capital expenditures, long-term commitments, dividends and the issuance and/or repurchase of shares.
44.The Committee shall review forecasts prepared by management and discuss differences compared to the budget with management.
45.The Committee shall receive and review:
(a)    periodic reports on compliance with requirements regarding statutory deductions and remittances;
(b)    material policies and practices of the Company respecting cash management and material financing strategies or policies or proposed financing arrangements and objectives of the Company; and
(c)    updates from management on material tax policies and tax planning initiatives, tax payments and reporting and any pending tax audits or assessments.
Loans to Directors and Officers
46.The Committee shall review policies and practices to ensure the Company complies with applicable legal prohibitions, including SOX requirements, disclosure requirements or other requirements on making or arranging for personal loans to directors and officers or amending or extending any such existing personal loans or arrangements and monitoring compliance.
Risk Oversight and Compliance
47.The Committee shall periodically review and discuss with management the Company’s management’s program of risk assessment and measures taken to mitigate, monitor and control material risks, including through insurance coverage, the use of financial derivatives and hedging activities, etc. The Committee shall also obtain the external auditor’s opinion of management’s assessment of significant financial risks facing the Company and how effectively such risks are being managed or controlled.
48.The Committee shall, more specifically, (A) review and monitor (i) management’s practices and policies with respect to the Company’s major security risks, including physical and cyber security risks and risks related to the use and development of artificial intelligence, and control thereof, in accordance with applicable legal and regulatory requirements and good practice, (ii) security trends that may impact the Company’s operations and business and
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evolving environment, (iii) contingency plans in the event of a security threat or breach, and (iv) initiatives in terms of the development and implementation of appropriate communications and trainings, and (B) report to the Board on the Company’s compliance with such practices and policies and progress in remedying any significant deficiencies related thereto and, where appropriate, make recommendations.
49.The Committee shall obtain regular updates from management and others, including internal and external auditors and legal counsel, as applicable, concerning the Company’s compliance with financial related laws and regulations such as tax and financial reporting laws and regulations and legal withholding requirements.
50.The Committee shall review and be updated on material litigations, including provisions taken in connection therewith, and on any communications with securities regulatory authorities and stock exchanges.
Committee Reporting
51.If required by applicable laws or regulations or stock exchange requirements, the Committee may have to prepare, review and approve a report to be delivered to shareholders (the “Report”). In the Report, the Committee may be required, where applicable, to state whether it has:
(a)    reviewed and discussed the audited or unaudited financial statements with management, the external auditor and the internal auditors, if any;
(b)    received from the external auditor all reports and disclosures required under legal, listing and regulatory requirements and this Charter and have discussed such reports with the external auditor, including reports with respect to the independence of the external auditor; and
(c)    based on the reviews and discussions referred to in clauses (a) and (b) above, recommended to the Board that the audited financial statements be included in the Company’s annual report.
Additional Responsibilities
52.The Committee shall maintain and review, as necessary, policies and procedures with respect to the delegation of authority by the Board to employees of the Company and its subsidiaries for day-to-day management.
53.The Committee shall review all transactions that involve the Company on one hand and an officer, a director or a principal shareholder on the other hand, or a company controlled by an officer, a director or a principal shareholder or over which such person exercises significant influence.
54.The Committee shall review and/or approve any other matter specifically delegated to the Committee by the Board and undertake on behalf of the Board such other activities as may be necessary or desirable to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting.
55.The Committee shall review the material features of the Company’s insurance coverage and related premium in light of comparable market practices.
THE CHARTER
The Committee shall review and reassess the adequacy of this Charter at least annually and otherwise as it deems appropriate and recommend changes to the Board. The performance of the Committee shall be evaluated with reference to this Charter annually.
The Committee shall ensure that this Charter is disclosed on the Company’s website and that this Charter or a summary of it which has been approved by the Committee is disclosed in accordance with all applicable securities laws or regulatory requirements in the management information circular or annual report of the Company.
DATED November 1, 2018, as amended on November 11, 2020, November 10, 2021, November 9, 2022, November 13, 2023, July 23, 2024, November 13, 2024, June 11, 2025 and November 13, 2025.
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